Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2018

Adopted at the Annual General Meeting of Shareholders on _______________, 2019.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

Jim Healy

Jan Møller Mikkelsen

Birgitte Volck

Lisa Jane Morrison

Lars Holtug

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2018.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2018 and of their financial performance and cash flows for the financial year January 1 to December 31, 2018.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, April 3, 2019

Executive Board

Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Board of Directors

Michael Wolff Jensen Chairman	Albert Cha	Jim Healy

Jan Møller Mikkelsen	Birgitte Volck	Lisa Jane Morrison

Lars Holtug

Independent Auditor’s Reports	5

Independent auditor’s report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year 01.01.2018 - 31.12.2018, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at 31.12.2018, and of the results of their operations and cash flows for the financial year 01.01.2018 - 31.12.2018 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Reports	6

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

Independent Auditor’s Reports	7

•

Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, April 3, 2019

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Henrik Hjort Kjelgaard	Max Damborg
State-Authorised	State-Authorised
Public Accountant	Public Accountant
MNE no 29484	MNE no 33772

Financial Statements	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2018	2017	2016	2015	2014
	EUR’000
Revenue	10,581	1,530	4,606	8,118	13,983
Operating Profit/ (Loss)	(154,757)	(111,541)	(72,920)	(41,825)	(11,989)
Finance Income / (Expenses)	24,587	(12,833)	4,188	8,251	1,649
Profit / (Loss) for the Year	(130,097)	(123,897)	(68,505)	(32,922)	(9,658)
Cash and Cash Equivalents	277,862	195,351	180,329	119,649	50,167
Total Assets	318,968	210,979	190,071	131,774	58,671
Equity	280,050	187,211	176,613	120,329	45,810
Investments in Property, Plant & Equipment	2,648	941	672	1,039	405
Return on Equity (%)*	(55.7)	(68.1)	(46.1)	(39.6)	(37.1)
Equity Ratio (%)*	87.8	88.7	92.9	91.3	78.1

*	Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in brief

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are working to apply our TransCon technology platform in additional therapeutic areas, including oncology.

Our Organization

Certain of our operations are conducted through our wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark) and Ascendis Pharma Growth Disorders A/S (Denmark).

The Group has increased its number of employees to 216 at the end of 2018 compared to 137 at the end of 2017. In order to enabling achieving our goals, we expect to continue expand and develop our organization accordingly.

Financial Statements	9

Our Goals

Our goal is to build a fully integrated biopharmaceutical company by applying our TransCon technology platforms to create a pipeline of proprietary products. Our unique algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market. Additionally, we form collaborations with market-leading biopharmaceutical companies to develop new products that incorporate our TransCon technologies in therapeutic areas that are of strategic importance.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates. We are working towards regulatory approval of these candidates in three high value indications, and we are exploring label expansion opportunities, as there are approximately 4,800 orphan drug designations and over 500 of those are for endocrine and metabolic disorders. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches.

Business Overview

Our most advanced product candidate, TransCon hGH, is in development as a once-weekly long acting prodrug of recombinant human growth hormone, also referred to as hGH, as a potential treatment for growth hormone deficiency, or GHD. In January 2018, we completed enrollment in the pivotal phase 3 trial of TransCon hGH, the heiGHt Trial, in pediatric subjects with GHD. On March 4, 2019, we announced top-line results from the heiGHt Trial. We are also conducting two additional trials with TransCon hGH, the fliGHt Trial, which evaluates TransCon hGH in pediatric subjects previously treated with daily hGH, and the enliGHten Trial, which evaluates long-term safety of TransCon hGH in subjects from both the heiGHt and fliGHt Trials. In September 2018, we completed enrollment in the fliGHt Trial, an open-label trial evaluating TransCon hGH in pediatric subjects with GHD who switched from daily hGH therapy.

We are also using our TransCon technology platform to develop TransCon PTH, a once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH as a true replacement therapy.

We are also developing TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to create a long-acting C-type natriuretic peptide, or CNP, prodrug as a potential therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In November 2018, we reported preliminary results from a phase 1 clinical trial in healthy adult subjects, which supported our target product profile for TransCon CNP.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares

Financial Statements	10

of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash. We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

In addition, we have strategic collaborations for TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for the treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

Financial Review

Consolidated net loss for the year ended December 31, 2018 was €130.1 million, or €3.17 per share (basic and diluted), compared to a consolidated net loss of €123.9 million, or €3.68 per share (basic and diluted) for the year ended December 31, 2017. The results are in line with Management’s expectations based on the level of activity during the year.

Main effects on profit or loss, and cash flows are described in following sections.

Revenue

Revenue for the year ended December 31, 2018 was €10.6 million, an increase of €9.1 million, or 592%, compared to €1.5 million for the year ended December 31, 2017. The change was due to recognition of revenue from sale of “right-to-use” licenses to VISEN Pharmaceuticals of €9.4 million, partly offset by a decrease of €0.3 million in revenue from rendering of services, primarily due to fewer services rendered by us under our collaboration with Genentech.

As of December 31, 2018, we had deferred income of €6.9 million under the agreement with VISEN Pharmaceuticals, compared to deferred income from other collaboration agreements of €0 million as of December 31, 2017. This deferred income is recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €140.3 million for the year ended December 31, 2018, an increase of €40.7 million, or 41% compared to €99.6 million for the year ended December 31, 2017. The change was primarily attributable to a €11.8 million increase in external development costs related to our TransCon hGH product candidate, including costs for preparation of validation batches, or process performance qualification batches, development of the auto-injector to facilitate the administration of TransCon hGH by patients, and increasing costs of the ongoing clinical trials for this product candidate. External development costs to our TransCon PTH project increased by €6.5 million, reflecting the continued development and progress with this product candidate, including manufacturing of clinical material and pen device, and preparation for initiation of a phase 2 study in the first quarter of 2019. External development costs to our TransCon CNP project increased by €3.9 million, reflecting increasing clinical study costs and manufacturing of clinical material. We completed a phase 1 study with TransCon CNP in November 2018, and we are preparing for a phase 2 study to be initiated in the third quarter of 2019.

Other research and development costs increased by €18.5 million, primarily driven by an increase in personnel costs of €6.7 million and non-cash share-based payment of €5.4 million due to a higher number of employees in research and development functions, but also reflecting increases of €1.9 million in facility costs and €1.0 million in IT costs allocated to research and development functions. Professional fees including recruitment costs increased by

Financial Statements	11

€1.5 million, and other costs, including travel, conferences and laboratory operations increased by a total of €2.0 million. Research and development costs included non-cash share-based payment of €10.2 million for the year ended December 31, 2018, compared to €4.8 million for the year ended December 31, 2017.

General and Administrative Expenses

General and administrative expenses were €25.1 million for the year ended December 31, 2018, an increase of €11.6 million, or 86%, compared to €13.5 million for the year ended December 31, 2017. The increase is primarily due to €3.4 million higher personnel costs and €4.5 million higher non-cash share-based payment due to an increase in headcount, but also reflecting a €2.3 million increase in professional fees, including recruitment cost and initial costs of preparing to become a commercial organization. General costs including facilities, IT, and insurances, increased by a net amount of €1.4 million. General and administrative expenses included non-cash share-based payment of €9.4 million for the year ended December 31, 2018, compared to €4.9 million for the year ended December 31, 2017.

Finance Income and Finance Expenses

Finance income was €24.7 million for the year ended December 31, 2018, an increase of €23.8 million compared to €0.9 million for the year ended December 31, 2017. Finance expenses were €0.1 million for the year ended December 31, 2018, a decrease of €13.6 million compared to €13.8 million for the year ended December 31, 2017. The €37.4 million increase in net finance income was primarily due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro over the year ended December 31, 2018, primarily affecting our cash positions maintained in U.S. Dollar. Net finance income for the year ended December 31, 2018 was also positively affected by €3.9 million in net interest income compared to €0.8 million for the year ended December 31, 2017.

The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2018 was a net tax credit of €0.4 million, compared to a net tax credit of €0.5 million for the year ended December 31, 2017. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2018, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2018 further comprised a tax provision of €0.2 million related to our subsidiary in Germany and a net tax provision of €0.1 million related to our subsidiary in the United States.

At December 31, 2018 and 2017, we had net deferred tax assets of €78.5 million and €52.7 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Cash flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2018 was €138.8 million compared to €95.1 million for the year ended December 31, 2017. The net loss for the year ended December 31, 2018 of €130.1 million was adjusted by non-cash income of €10.5 million and non-cash charges of €0.9 million for

Financial Statements	12

depreciation and €19.7 million for share-based payments. Net finance income, primarily comprising exchange rate adjustments, of €24.6 million, share of loss in associate, €0.3 million, and net tax credits of €0.4 million, were reversed. The net change in working capital contributed positively to cash flow by €1.7 million, primarily comprising a €8.3 million increase in trade payables and other payables, partly offset by a €5.5 million increase in prepayments. The changes in deposits, trade receivables and other receivables contributed negatively to cash flow by a total of €1.0 million. We received net income taxes of €0.3 million and net interest income of €3.9 million for the year ended December 31, 2018.

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2018 of €2.6 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility, but also for use in our new offices in Denmark and in the U.S.

Cash flows used in investing activities for the year ended December 31, 2017 of €0.9 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2018 of €203.3 million were related to our follow-on offering completed in February 2018 in which we raised net proceeds of €196.9 million, and warrant exercises in April, June, September and December 2018 in which we received €6.4 million.

Cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow-on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises in March, August, September, November and December 2017 in which we received €1.6 million.

Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents totaling €277.9 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Financial Review – Parent Company

The Parent Company realized a net loss for the year ended December 31, 2018 of €12.4 million compared to a net loss of €31.1 million for the year ended December 31, 2017. The results are in line with Management’s expectations based on the level of activity during the year.

Revenue

The Parent Company generated revenue for the year ended December 31, 2018 of €25.3 million compared to €21.1 million for the year ended December 31, 2017. The change was primarily driven by an increase of €4.2 million in services rendered to our subsidiaries.

Financial Statements	13

Research and Development Costs

Research and development costs in the Parent Company were €47.4 million for the year ended December 31, 2018, an increase of €15.4 million, or 48%, compared to €32.0 million for the year ended December 31, 2017. This change was primarily attributable to an increase of €6.0 million in purchases from our subsidiaries and an increase of €5.5 million in personnel costs due to an increase in the number of employees in research and development functions. General costs such as travel, facility costs, supplies, and consultancy services allocated to research and development increased by €3.6 million, and project related costs increased by €0.3 million.

General and Administrative Expenses

General and administrative expenses in the Parent Company were €21.7 million for the year ended December 31, 2018, an increase of €9.3 million, or 75%, compared to €12.4 million for the year ended December 31, 2017. This change was primarily attributable to an increase of €3.1 million in personnel costs due to an increase in the number of employees in general and administrative functions and an increase in purchases from our subsidiaries €3.8 million. General costs such as travel, facility costs, supplies and consultancy services increased by €2.4 million.

Finance Income and Finance Expenses

Finance income in the Parent Company increased by €26.4 million to €31.0 million for the year ended December 31, 2018 compared to €4.6 million for the year ended December 31, 2017. Finance expenses in the Parent Company decreased by €12.8 million to €0.4 million for the year ended December 31, 2018 compared to €13.2 million for the year ended December 31, 2017. Net finance income in the Parent Company was €30.7 million for the year ended December 31, 2018, an increase of €39.3 million compared to net finance expenses of €8.6 million for the year ended December 31, 2017. The increase was primarily due to significant positive exchange rate fluctuations primarily between the U.S. Dollar and Euro during the year ended December 31, 2018 and increase in interest income.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2018 was a tax credit of €0.7 million, compared to a tax credit of €0.7 million for the year ended December 31, 2017. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2018, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million.

Cash Flows used in Operating Activities

Parent Company cash flows used in operating activities for the year ended December 31, 2018 was €152.7 million compared to €99.5 million for the year ended December 31, 2017. The net loss for the year ended December 31, 2018 of €12.4 million, was adjusted by non-cash charges of €0.2 million for depreciation and €11.3 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €30.7 million, and net tax income of €0.7 million, were reversed. The net change in working capital of €125.0 million primarily comprised a €134.8 million increase in receivables from group enterprises, partly offset by a €4.7 million increase in trade payables and other payables and a €6.8 million increase in payables to group enterprises. Other elements of the working capital contributed negatively by a net amount of €1.7 million. We received income taxes of €0.7 million and net interest income of €3.9 million for the year ended December 31, 2018.

Cash Flows used in Investing Activities

Parent Company cash flows used in investing activities for the year ended December 31, 2018 of €0.8 million was related to the acquisition of equipment.

Financial Statements	14

Parent Company cash flows used in investing activities for the year ended December 31, 2017 of €0.1 million was related to the acquisition of equipment.

Cash Flows from / (used in) Financing Activities

Parent Company cash flows from financing activities for the year ended December 31, 2018 of €203.3 million were related to our follow-on offering completed in February 2018 in which we raised net proceeds of €196.9 million, and warrant exercises during 2018 in which we received €6.4 million.

Parent Company cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow-on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises in March, August, September, November and December 2017 in which we received €1.6 million.

Uncertainty Relating to Recognition and Measurement

When preparing the Group’s annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platforms. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 17 to the consolidated financial statements.

Intellectual Capital Resources

The Group is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Group’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Group’s employees are essential to the continued development and success of the companies within the Group. The employees of the Group are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Group’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Financial Statements	15

Environmental Performance

The Group’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Events after the Balance Sheet Date

On March 5, 2019, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, and Evercore Group L.L.C., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,166,667 ADSs to the Underwriters (the “March 2019 Offering”). The ADSs were sold at a public offering price of $120.00 per ADS and were purchased by the Underwriters from the Company at a price of $112.80 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 625,000 additional ADSs at the public offering price, less the underwriting commissions. On March 11, 2019, the Underwriters exercised their option in full to purchase the additional 625,000 ADSs.

On March 14, 2019, the March 2019 Offering closed and the Company completed the sale and issuance of an aggregate of 4,791,667 ADSs. The Company received net proceeds from the March 2019 Offering of approximately $539.8 million, or €476.9 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of the annual report.

Outlook

The Company is a clinical stage biopharmaceutical company. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology license fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time.

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future.

Financial Statements	16

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Consolidated		Parent
	Notes	2018	2017	2018	2017
			EUR’000
Revenue	4,5	10,581	1,530	25,288	21,096
Research and development costs		(140,281)	(99,589)	(47,427)	(32,021)
General and administrative expenses		(25,057)	(13,482)	(21,671)	(12,365)

Operating profit/(loss)		(154,757)	(111,541)	(43,810)	(23,290)

Share of profit/(loss) of associate	12	(321)	—	—	—
Finance income	7	24,714	923	31,034	4,579
Finance expenses	7	(127)	(13,756)	(382)	(13,160)

Profit/(loss) before tax		(130,491)	(124,374)	(13,158)	(31,871)
Tax on profit/(loss) for the year	8	394	477	737	739

Net profit/(loss) for the year		(130,097)	(123,897)	(12,421)	(31,132)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		17	65	—	—

Other comprehensive income/(loss) for the year, net of tax		17	65	—	—

Total comprehensive income/(loss) for the year, net of tax		(130,080)	(123,832)	(12,421)	(31,132)
Profit/(loss) for the year attributable to owners of the Company		(130,097)	(123,897)	(12,421)	(31,132)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(130,080)	(123,832)	(12,421)	(31,132)
Basic and diluted earnings/(loss) per share		(3.17)	(3.68)	—	—

Number of shares used for calculation (basic and diluted) (1)		41,085,237	33,626,305	—	—

(1)

A total of 5,611,629 warrants outstanding as of December 31, 2018 (a total of 4,621,154 warrants outstanding as of December 31, 2017) can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Financial Statements	17

Statements of Financial Position as of December 31

	Notes	Consolidated		Parent
		2018	2017	2018	2017
		EUR’000
Assets
Non-current assets
Intangible assets	9	3,495	3,495	—	—
Property, plant and equipment	10	4,325	2,557	977	337
Investments in group enterprises	11	—	—	23,468	15,132
Receivables from group enterprises	17	—	—	348,669	207,339
Investment in associate	12	17,083	—	—	—
Deposits	17	1,158	293	937	133

		26,061	6,345	374,051	222,941

Current assets
Trade receivables	17	6	188	—	—
Other receivables		1,775	1,410	969	627
Prepayments		12,415	6,907	670	242
Income taxes receivable		849	778	737	740
Cash and cash equivalents	17	277,862	195,351	251,781	181,540

		292,907	204,634	254,157	183,149

Total assets		318,968	210,979	628,208	406,090

Equity and liabilities
Equity
Share capital	13	5,659	4,967	5,659	4,967
Distributable equity	14	274,391	182,244	580,487	370,681

Total equity		280,050	187,211	586,146	375,648

Current liabilities
Contract liabilities	15	6,902	—	249	390
Trade payables	17	19,740	17,434	9,668	9,875
Other payables		12,267	6,334	14,649	9,732
Payables to group enterprises		—	—	17,496	10,445
Income taxes payable		9	—	—	—

		38,918	23,768	42,062	30,442

Total liabilities		38,918	23,768	42,062	30,442

Total equity and liabilities		318,968	210,979	628,208	406,090

Notes
General Information	1
Summary of Significant Accounting Policies	2
Critical Accounting Judgments and Key Sources of Estimation Uncertainty	3
Staff Cost	6
Commitments and Contingencies	16
Related Party Transactions	18
Ownership	19
Subsequent Events	20

Financial Statements	18

Statements of Changes in Equity – Consolidated as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
			(EUR’000)
Equity at January 1, 2017	4,354	298,567	(79)	13,084	(139,313)	176,613

Loss for the year	—	—	—	—	(123,897)	(123,897)
Other comprehensive income/(loss), net of tax	—	—	65	—	—	65

Total comprehensive income/(loss)	—	—	65	—	(123,897)	(123,832)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—	—	133,109
Cost of capital increase	—	(8,388)	—	—	—	(8,388)

Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Loss for the year	—	—	—	—	(130,097)	(130,097)
Other comprehensive income/(loss), net of tax	—	—	17	—	—	17

Total comprehensive income/(loss)			17		(130,097)	(130,080)
Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Financial Statements	19

Statements of Changes in Equity – Parent Company as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
			(EUR’000)
Equity at January 1, 2017	4,354	298,567	(53)	13,084	(43,602)	272,350

Loss for the year	—	—	—	—	(31,132)	(31,132)

Total comprehensive income/(loss)	—	—	—	—	(31,132)	(31,132)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—		133,109
Cost of capital increase	—	(8,388)	—			(8,388)

Equity at December 31, 2017	4,967	422,675	(53)	22,793	(74,734)	375,648

Loss for the year	—	—	—	—	(12,421)	(12,421)

Total comprehensive income/(loss)	—	—	—	—	(12,421)	(12,421)
Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	(53)	42,445	(87,155)	586,146

Financial Statements	20

Cash Flow Statements for the Year Ended December 31

	Consolidated		Parent
	2018	2017	2018	2017
	EUR’000
Operating activities
Net profit/(loss) for the years	(130,097)	(123,897)	(12,421)	(31,132)
Reversal of non-cash consideration regarding revenue	(10,508)	—	—	—
Reversal of share of profit/(loss) of associate	321	—	—	—
Reversal of finance income	(24,714)	(923)	(31,034)	(4,579)
Reversal of finance expenses	127	13,756	382	13,160
Reversal of tax charge	(394)	(477)	(737)	(739)
Adjustments for:
Share-based payment	19,652	9,709	11,316	6,673
Depreciation and amortization	880	734	183	280
Changes in working capital:
Deposits	(865)	(25)	(804)	(32)
Trade receivables	182	99	—	—
Receivables from group enterprises	—	—	(134,776)	(95,308)
Other receivables	(365)	(770)	(342)	(252)
Prepayments	(5,508)	(4,945)	(428)	(29)
Trade payables and other payables	8,262	10,775	4,710	8,704
Payables to group enterprises	—	—	6,780	2,323
Contract liabilities (deferred income)	—	(94)	(141)	(165)

Cash flows generated from/(used in) operations	(143,027)	(96,078)	(157,312)	(101,096)

Finance income received	4,020	923	4,019	919
Finance expenses paid	(127)	(97)	(110)	(89)
Income taxes received/ (paid)	332	153	738	740

Cash flows from/(used in) operating activities	(138,802)	(95,099)	(152,665)	(99,526)

Investing activities
Acquisition of property, plant and equipment	(2,648)	(941)	(823)	(124)

Cash flows from/(used in) investing activities	(2,648)	(941)	(823)	(124)
Financing activities
Capital increase	216,385	133,109	216,385	133,109
Cost of capital increase	(13,118)	(8,388)	(13,118)	(8,388)

Cash flows from/(used in) financing activities	203,267	124,721	203,267	124,721

Increase/(decrease) in cash and cash equivalents	61,817	28,681	49,779	25,071

Cash and cash equivalents at January 1	195,351	180,329	181,540	169,326
Effect of exchange rate changes on balances held in foreign currencies	20,694	(13,659)	20,462	(12,857)

Cash and cash equivalents at December 31	277,862	195,351	251,781	181,540

Restricted cash and cash equivalents	5,566	63	—	—

Notes to the Financial Statements	21

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated rare disease company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

These consolidated financial statements together with the financial statements of the parent company Ascendis Pharma A/S, were approved by the Board of Directors at April 3, 2019.

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Unless otherwise stated under the section “Changes in Accounting Policies and Disclosures” below, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Our consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

New and Amended Standards and Interpretations

As of January 1, 2018, the Company has adopted IFRS 9, “Financial Instruments”, which introduces a new impairment model for financial assets measured at amortized cost based on an expected credit loss model, which currently applies to the Company’s bank deposits, trade receivables, receivables from group enterprises and deposits. The implementation of the impairment model under IFRS 9 had no impact on the financial statements.

At December 31, 2017, €17.4 million (Parent Company: €9.9 million) of trade payables and €6.3 million (Parent Company: €9.7 million) of other payables were combined and presented as a single amount of trade payables and other payables under current liabilities in the statements of financial position. In connection with adoption of IFRS 9, and in order to separate financial liabilities from other payables, we have from December 31, 2018, presented other payables separately from trade payables in the statements of financial position. Comparative figures have been reclassified to reflect the change in presentation. The adoption of IFRS 9 had no other impact on the financial statements.

Notes to the Financial Statements	22

Further, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, which establishes a single, comprehensive framework for revenue recognition, based on a five-step model, which applies to the Company’s licensing agreements with multiple activities. IFRS 15 was adopted as of January 1, 2018 using the “retrospective method with the cumulative effect of initially applying this standard recognized at the date of the initial application”. The adoption of IFRS 15 had no impact on the financial statements.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Recognition and Measurement

Assets are recognized in the statements of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statements of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the financial statements and that confirm or invalidate affairs and conditions existing at the statements of financial position date are considered at the time of recognition and measurement.

Income is recognized in the statements of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. We control an enterprise when we are exposed to, or have rights to, variable returns from our involvement with the enterprise and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 11.

Consolidation Principles

The consolidated financial statements comprise the Company, and its subsidiaries at December 31, 2018. Subsidiaries, which are enterprises where we have control at the balance sheet date, are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

We re-assess whether or not the Company controls an enterprise if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise

•	The Group’s voting rights and potential voting rights

•	Rights arising from other contractual arrangements

Notes to the Financial Statements	23

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full on consolidation.

Subsidiaries and our associate apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

An associate is an entity over which we have significant influence over financial and operational decisions but where we have neither control nor joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date.

The consolidated statements of profit or loss includes the Company’s share of result after tax and non-controlling interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to our interest in the associate. Unrealized gains and losses resulting from transactions between the Group and its associate is eliminated to the extent of the interest in the associate.

After application of the equity method, we determine whether it is necessary to recognize an impairment loss related to the associate. Accordingly, at each reporting date, we determine whether there is objective evidence that the associate is impaired. If there is such evidence, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Any impairment loss is recognized within share of profit/(loss) of associate in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euro (EUR), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the balance sheet date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Notes to the Financial Statements	24

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which control of the enterprise is actually acquired.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition price for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. Costs that are attributable to the acquisition of the enterprise are recognized in the consolidated statement of profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Goodwill is subject to annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and it’s carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Our revenue is primarily generated from collaboration- and license agreements. Further, we also generate revenue from development services under development and commercialization agreements. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if our TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

With reference to “Changes to accounting policies and disclosures”, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, effective from January 1, 2018. Thus, until December 31, 2017 revenue was recognized when it was probable that future economic benefits would flow to us and these benefits could be measured reliably. Further, revenue recognition required that all significant risks and rewards of ownership of the goods or services included in the transaction had been transferred to the buyer, and that we retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

From January 1, 2018, upon adoption of IFRS 15, when we enter into contracts with customers, we assess the goods and/or services promised in the contract and identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e. the goods or service is capable of being distinct); and

•

the entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e. the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration-, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations, if these are distinct. If promises are not distinct, we combine those goods or services with other promised goods or services until we identify a bundle of goods or services that is distinct.

Notes to the Financial Statements	25

The transaction price in the contract is measured at fair value and reflects the consideration we expect to be entitled to in exchange for those goods or services. In the transaction price, variable consideration including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer either, over time or at a point in time.

Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party, and discounts. Usually the payment terms are within 1-2 months. We have no payment terms exceeding 12 months, and thus transaction prices are not adjusted for financing components.

The transition to IFRS 15 had no impact on recognition and measurement of revenue.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of assets used in research and development activities.

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and are recognized in the statement of profit or loss when incurred.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the consolidated statement of profit or loss in the period to which they relate. Development costs also comprise manufacturing costs related to validation batches, or process performance qualification batches, on late-stage development projects.

General and Administrative Expenses

General and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation and amortization related to administrative activities.

General and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date.

Notes to the Financial Statements	26

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met.

Where the terms and conditions for an equity-settled grant is modified, we recognize as minimum the services measured at the grant date fair value over the vesting period. Additionally, we re-measure the unvested grants at the date of modification and recognize any increase in the total fair value over the vesting period.

If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the consolidated statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. It also further excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Notes to the Financial Statements	27

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the consolidated statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. At every balance sheet date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be used.

Intangible Assets

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the consolidated level.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Intangible assets are written down to the lower of recoverable amount and the carrying amount.

Development projects regarding products and processes that are clearly defined and identifiable and in respect of which technical feasibility, sufficient resources and a potential future market or development opportunity in the enterprise can be demonstrated, and where it is the intention to manufacture, market or use the product or process in question, are recognized as intangible assets. Other development costs are recognized as costs in the income statement as incurred.

Notes to the Financial Statements	28

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, no internally generated intangible assets are recognized.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be put into operation.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities, which are expected to be used for research and development activities for more than one year, are capitalized and depreciated over the estimated useful life as research and development costs.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner we intend.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

The useful life for plant and equipment used in specific development activities, reflects the estimated time of the relevant development project.

Depreciation methods, useful lives and residual amounts are re-assessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Notes to the Financial Statements	29

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments, that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount, which is further described below in the section on impairment losses.

Impairment

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise deposits, trade receivables, other receivables and receivables from group enterprises, which are separately presented in the statements of financial position.

With reference to “Changes to accounting policies and disclosures”, the Company has adopted IFRS 9, “Financial Instruments”, effective as of January 1, 2018. Thus, until December 31, 2017, deposits, trade receivables and receivables from group enterprises were classified as loans and receivables, constituting financial assets with fixed or determinable payments. Receivables were initially recognized at their fair value, and subsequently measured at amortized cost.

From January 1, 2018, receivables (excluding receivables related to VAT and other indirect tax receivables) are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Deposits are initially measured at their fair value and subsequently measured at amortized cost.

Other receivables comprise VAT and other indirect tax receivables, and thus not classified as financial assets, are measured at cost less impairment.

The carrying amount of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at amortized cost.

Notes to the Financial Statements	30

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT and other indirect tax receivables), and cash and cash equivalents.

In connection with adoption of IFRS 9, the Company has implemented a new impairment model for financial assets measured at amortized cost based on an expected credit loss model. Until December 31, 2017, provision for bad debts on financial assets was determined on the basis of an individual assessment of each receivable and recognized using an allowance account. From January 1, 2018 provision for bad debts is determined on the basis of a forward-looking expected credit loss (ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate.

For receivables, we will apply a simplified approach in calculating ECLs. Therefore, we will not track changes in credit risk, but instead we will assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs will be assessed on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For cash and cash equivalents, ECLs are assessed in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are assessed for credit losses that result from default events that are possible within the next 12-months (“12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“lifetime ECL”).

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency. The accumulated reserve of a foreign operation is recognized in the consolidated statement of profit or loss at the time we lose control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the statement of profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

No finance leases were in place at December 31, 2018 or December 31, 2017. Lease payments on operating leases are recognized on a straight-line basis in the statement of profit or loss over the term of the lease.

Notes to the Financial Statements	31

Total commitments under operating leases is disclosed in Note 16.

Trade Payables and Payables to Group Enterprises

Trade payables and payables to group enterprises including accrued expenses are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the consolidated statement of profit or loss as a financial expense over the term of the liability.

Other Payables

Other payables comprise payables to public authorities, and short-term employee benefits payable within one year. Other payables are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received do not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under our collaboration- and license agreements, relating to license grants or up-front funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Deferred income is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred revenue relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as financial income, financial expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise changes in the share capital of Ascendis Pharma A/S and related costs.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Any restricted cash included in the balance of cash and cash equivalents is presented as an additional disclosure in the cash flow statement.

Notes to the Financial Statements	32

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share, or EPS, is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these consolidated financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

In January 2016, the IASB issued IFRS 16 “Leases”. The standard was endorsed by the EU in 2017 and will be effective for annual periods beginning on or after January 1, 2019 and replaces the current IAS 17 “Leases”. IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under contracts, currently classified as operating leases will be recognized over the non-cancellable lease period as depreciation included in research and development costs, and general administrative expenses, respectively, and an interest expense included in finance payments. Currently, lease payments under operating leases are recognized as research and development costs, and general administrative expenses, respectively.

We will implement IFRS 16, by applying the modified retrospective approach. Accordingly, no comparative information will be restated, and the cumulative impact from implementing the standard will be recognized through retained earnings in the opening balance at January 1, 2019. The lease liability and corresponding lease asset will be measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In the consolidated statement of financial position at January 1, 2019, we will recognize a right-of-use asset of €18.0 million (Parent Company: €12.4 million), which include prepaid leases at December 31, 2018, and a lease liability of €17.4 million (Parent Company: €11.9 million). Additionally, since lease payments will be classified as payments and interest on lease liabilities, the consolidated statement of profit or loss for 2019 will be impacted, from the leases in effect at January 1, 2019, with an increase in operating profit of €349 thousand (Parent Company: €147 thousand), and an increase of financial expenses of €492 thousand (Parent Company: €270 thousand). Accordingly, the net impact on the consolidated statement of profit or loss for 2019 from implementing IFRS 16 is a net loss of €143 thousand (Parent Company: €123 thousand). Leases in effect at January 1, 2019, will impact cash outflow from financing activities for 2019 with €4.3 million (Parent Company: €2.0 million), with a corresponding increase in cash flows from operating activities.

Notes to the Financial Statements	33

Note 3 – Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration- and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

•	Determining whether the promises in the agreements are distinct performance obligations;

•	Identifying and constraining variable consideration in the transaction price including milestone payments;

•	Allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and

•	Determining whether performance obligations are satisfied over, or at a point in time.

Critical judgments relating to revenue recognition are described below.

Collaboration Agreements

Identifying Performance Obligations

Our two collaboration agreements in place were entered in 2010 and 2013, respectively. The agreements include grant of licenses and contemplate our involvement in the ongoing research and development of our partnered product candidates.

At the time the collaboration agreements were entered, the product candidates were early-stage development projects, where the partnered development activities were considered single performance obligations. Accordingly, up-front fees have been recognized as revenue over time based on our continued involvement in development activities.

License Agreements

The judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relates to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements grant the licensee exclusive rights to develop, manufacture, and commercialize the patented product candidates in Greater China (the “Territory”), including the right to grant sub-licenses to third parties. In addition to the licenses, we will deliver development services and provide clinical supply material to be used in clinical trials within the Territory.

Notes to the Financial Statements	34

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 or later, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Thus, each of the license agreements comprise following distinct performance obligations, licenses, development services, and clinical trial supplies, respectively.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

We have considered whether we are obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If we are contractually obligated, or if we determine that we are expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”.

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, the expenses related to each warrant grant is treated in up to 48 tranches, all being recognized over the vesting period.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the balance sheet if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Notes to the Financial Statements	35

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, neither of our collaborations nor license agreements are considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Investment in Associate

On initial recognition of investments, we assess whether we have power over the enterprise. An associate is an enterprise where we have neither control or joint control, but where we have significant influence over financial and operational decisions based on judgment of the following factors:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Board representation

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and rights over protective decisions.

We have analyzed the structure of our investment in VISEN Pharmaceuticals and concluded that the enterprise is classified as an associate as defined in IAS 28 “Investments in Associates and Joint Ventures”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Revenue Recognition—Allocation of Transaction Price to Performance Obligations

Transaction price for license agreements comprises up-front, non-refundable, non-cash consideration. Additionally, the agreements comprise separate remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated up-front considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the balance sheet date. No impairment loss has been recognized in 2018 or 2017. The carrying amount of goodwill at December 31, 2018 and 2017 was €3.5 million. See note 9 for further details.

Notes to the Financial Statements	36

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2018 and 2017 are appropriate.

Except for the above areas, assumptions and estimates are not considered to be critical to the financial statements

Receivables from Group Enterprises – Parent Company

In the financial statements of the Parent Company, receivables from Group enterprises totals €348.7 million as per December 31, 2018 compared to a receivable of €207.3 million as per December 31, 2017. The specific Group enterprises are development companies and have not yet generated revenues from product sales and there may be a risk that they will not generate sufficient funds to repay such balances. If the actual cash flows in the particular Group enterprises are not sufficient, a material provision for bad debt may be required, with a negative impact on the Parent Company’s results.

We monitor the progress of the development projects in each development company. At present the progress of the development projects is in accordance with the development plans. We have further compared the net book value of the receivables with the value of the individual projects on the basis of a risk-weighted future sales potential for the product candidates. We believe that the Group enterprises will be able to generate future cash flows to repay the outstanding balances and, accordingly, no provision for bad debt has been recognized as per December 31, 2018.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated or separate financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Notes to the Financial Statements	37

Note 4 – Revenue

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Revenue from the rendering of services (recognized over time)	1,215	1,530	23,648	19,431
“Right-to-use” licenses (recognized at a point in time)	9,366	—	1,640	1,665

Total revenue	10,581	1,530	25,288	21,096

Revenue from external customers (geographical)
North America	10,581	1,530	—	—
Europe	—	—	25,288	21,096

Total revenue	10,581	1,530	25,288	21,096

Note 5 – Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose information on business segments or geographical markets.

Geographical information on revenue is included in Note 4, and the Company’s non-current assets are primarily located in our country of domicile, Denmark.

In the consolidated financial statements for 2018, a single customer (our associate) accounts for more than 10% of total revenue. For elaborating details, please refer to Note 12. The revenue from a single customer was €10.5 million and €1.5 million for the financial years ended December 31, 2018 and 2017, respectively.

In the parent financial statements for 2018, three customers (subsidiaries) individually account for more than 10% of total revenue. The revenue from the three customers (subsidiaries) was €25.2 million and €19.8 million for the financial years ended December 31, 2018 and 2017, respectively.

Notes to the Financial Statements	38

Note 6 – Staff Cost

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Wages and salaries	29,418	19,918	14,433	10,336
Share-based payment	19,652	9,709	11,316	6,673
Pension costs (defined contribution plans)	444	324	386	223
Social security costs	1,793	1,156	60	36

Total salary expenses	51,307	31,107	26,195	17,268

Average number of employees	167	121	78	51

Staff costs are recognized in the statement of profit or loss as follows:

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Research and development costs	34,146	21,845	16,209	10,480
General and administrative expenses	17,161	9,262	9,986	6,788

Total staff costs	51,307	31,107	26,195	17,268

Key Management Personnel includes our Board of Directors (7 persons; 2017: 8 persons) and Executive Board (2 persons; 2017: 2 persons).

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based payment”.

Compensation to Key Management Personnel included above is summarized below:

Compensation to Key Management Personnel:

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Wages and salaries	1,809	1,731	1,809	1,731
Share-based payment	5,112	3,576	5,112	3,576
Pension costs (defined contribution plans)	—	—	—	—
Social security costs	152	70	152	70

Total staff costs	7,073	5,377	7,073	5,377

Out of the total compensation to key management personnel, €1,851 thousand (2017: €1,467 thousand) related to the Board of Directors, and €5,222 thousand (2017: €3,910 thousand) related to the Executive Board. Out of the share-based payment to key management personnel, under the warrant programs described below, €1,607 thousand (2017: €1,202 thousand) related to the Board of Directors, and €3,505 thousand (2017: €2,374 thousand) related to the Executive Board.

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Notes to the Financial Statements	39

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2018, 8,078,187 warrants had been granted, of which 19,580 warrants have been cancelled, 2,212,528 warrants have been exercised, 2,168 warrants have expired without being exercised, and 232,282 warrants have been forfeited. As of December 31, 2018, our Board of Directors was authorized to grant up to 2,538,125 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2018.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from and after December 2016, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrantholder has given us good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that we terminate the employment contract and the warrantholder has not given us good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 657,749 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 272,997 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 4,680,883 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Notes to the Financial Statements	40

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. The effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Warrant Activity

Warrant compensation cost is recognized in the statements of profit or loss over the vesting period of the warrants granted.

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Research and development costs	10,225	4,775	4,789	2,435
General and administrative expenses	9,427	4,934	6,527	4,238

Total staff costs	19,652	9,709	11,316	6,673

Notes to the Financial Statements	41

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2016	3,691,765	13.05

Granted during the year	1,196,000	30.15
Exercised during the year (1)	(193,171)	8.49
Forfeited during the year	(73,440)	16.42
Expired during the year	—	—

Outstanding at December 31, 2017	4,621,154	17.62

Vested at the balance sheet date	2,034,791	11.48

Granted during the year	1,637,375	54.43
Exercised during the year (1)	(611,683)	10.82
Forfeited during the year	(35,217)	28.24
Expired during the year	—	—

Outstanding at December 31, 2018	5,611,629	29.03

Vested at the balance sheet date	2,478,770	15.81

(1)	The weighted average share price (issued in $) at the date of exercise was €58.01 (2017: €26.75).

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2018, per grant year.

	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in 2012	532,011	8.00	56
Granted in 2013	83,738	8.00	56
Granted in 2014	314,997	6.78	59
Granted in 2015	815,895	15.67	83
Granted in 2016	1,067,469	17.89	93
Granted in 2017	1,164,144	30.15	106
Granted in 2018	1,633,375	54.43	118

Outstanding at December 31, 2018	5,611,629	29.03	96

At December 31, 2018, the exercise prices of outstanding warrants under our warrant programs range from €6.48 to €60.23 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 - €31.60 for the financial year ended December 31, 2017. The weighted average remaining life for outstanding warrants was 112 months for the financial year ended December 31, 2017.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period

Notes to the Financial Statements	42

equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2018 and 2017:

	2018	2017
Expected volatility	53 – 57%	54 – 60%
Risk-free interest rate	(0.23) – 0.46%	(0.34) – 0.25%
Expected life of warrants (years)	5.05 – 7.14	5.05 – 7.10
Weighted average exercise price	€54.43	€30.15
Fair value of warrants granted in the year	€17.90 – 31.81	€9.65 – 17.29

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Interest income	4,020	923	4,019	919
Interest income from group enterprises	—	—	6,553	3,660

Total interest income	4,020	923	10,572	4,579
Exchange rate gains	20,694	—	20,462	—

Total finance income	24,714	923	31,034	4,579

Interest expenses to group enterprises	—	—	(272)	(215)
Other interest expenses	(127)	(97)	(110)	(89)

Total interest expenses	(127)	(97)	(382)	(304)
Exchange rate losses	—	(13,659)	—	(12,856)

Total finance expenses	(127)	(13,756)	(382)	(13,160)

Notes to the Financial Statements	43

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	394	477	737	739

	394	477	737	739

Tax for the year can be explained as follows:
Profit/(loss) before tax	(130,491)	(124,374)	(13,158)	(31,871)
Tax at the Danish corporation tax rate of 22.0%	28,708	27,362	2,895	7,012

Tax effect of:
Non-deductible costs	(4,327)	(1,553)	(2,493)	(1,553)
Additional tax deductions	4,074	356	3,779	356
Share of profit of associate	(71)	—	—	—
Unrecognized deferred tax from associate	(2,312)	—	—	—
Tax credits	—	(1,028)	—	(739)
Other effects	143	598	(395)	645
Change in unrecognized deferred tax asset	(25,821)	(25,258)	(3,049)	(4,982)

Tax on profit/(loss) for the year	394	477	737	739

Effective tax rate	(0.30)%	(0.38)%	(5.60)%	(2.32)%

No changes to deferred tax has been recognized in the consolidated statement of profit or loss for 2018 or 2017.

Specification of Deferred Tax Asset
Tax deductible losses	(74,120)	(52,084)	(10,903)	(7,945)
Deferred income	(3,092)	(86)	(55)	(86)
Other temporary differences	(1,324)	(545)	(309)	(187)
Valuation allowance	78,536	52,715	11,267	8,218

Total Deferred Tax Asset at December, 31	0	0	0	0

The deferred tax assets have not been recognized in the statements of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2018, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million for the year ended December 31, 2017.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Notes to the Financial Statements	44

Note 9 – Intangible Assets

	Consolidated	Parent
	Goodwill	Acquired Intellectual Property Rights
	(EUR’000)
Costs:
At January 1, 2017	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2017	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2018	3,495	1,326

Accumulated amortization:
At January 1, 2017	—	(1,138)
Amortization charge	—	(188)

December 31, 2017	—	(1,326)
Amortization charge	—

At December 31, 2018	—	(1,326)

Carrying amount
At December 31, 2018	3,495	—

At December 31, 2017	3,495	—

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Amortization charges are recognized as:
Research and development costs	—	—	—	(188)

Total amortization charges	—	—	—	(188)

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time. Thus, all research and development costs incurred for the financial years ended December 31, 2018 and 2017 were recognized in the consolidated statement of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Company’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Notes to the Financial Statements	45

Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Note 10 – Property, Plant and Equipment

	Consolidated			Parent
	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Plant and Machinery	Other Equipment
	(EUR’000)
Costs:
At January 1, 2017	3,967	1,494	620	73	371
Additions	540	371	30	—	124
Disposals	—	(224)	—	—	—

December 31, 2017	4,507	1,641	650	73	495

Additions	1,206	1,270	225	—	823
Disposals	(68)	(316)	—	—	—

At December 31, 2018	5,645	2,595	875	73	1,318

Accumulated depreciation:
At January 1, 2017	(2,676)	(786)	(269)	(73)	(66)
Depreciation charge	(378)	(292)	(64)	—	(92)
Disposals	—	224	—	—	—

December 31, 2017	(3,054)	(854)	(333)	(73)	(158)
Deprecation charge	(410)	(415)	(55)	—	(183)
Disposals	16	315	—	—	—

At December 31, 2018	(3,448)	(954)	(388)	(73)	(341)

Carrying amount:
At December 31, 2018	2,197	1,641	487	—	977

At December 31, 2017	1,453	787	317	—	337

Included in leasehold improvement for the Company at December 31, 2018 was an amount of €222 thousand (2017: €0 thousand) relating to expenditure under construction.

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(827)	(701)	(145)	(74)
General and administrative expenses	(53)	(33)	(38)	(18)

Total depreciation charges	(880)	(734)	(183)	(92)

Notes to the Financial Statements	46

Note 11 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

Associate
Visen Pharmaceuticals	Cayman Island	50%

Note 12 – Investment in Associate

VISEN Pharmaceuticals (“VISEN”) was formed in November 2018. The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China (the “Territory”), and as consideration for the granting of such rights has received a 50% ownership of VISEN. The other investors contributed, in aggregate, $40 million in cash as their consideration for remaining 50% ownership.

VISEN is a private entity not listed on any public exchange, with business activities within developing, manufacturing and commercialization of endocrinology rare disease therapies in the Territory. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of our investment in VISEN.

2018
VISEN Pharmaceuticals
Principal place of business	Cayman Island
Ownership	50%

(EUR’000)
Profit or loss
Profit/(loss) for the year	(642)
Financial position
Non-current assets	34,819
Current assets	34,155
Non-current liabilities	—
Current liabilities	9
Equity	68,965
Groups share of equity before eliminations	34,483
International profit recognized at December 31	(17,400)
Groups share of equity	17,083
Investment in associate at December 31	17,083

VISEN requires the Company’s consent to distribute dividend and incur indebtedness outside the normal course of business. At the reporting date, the Company has not given such consent.

VISEN had no contingent liabilities or capital commitments as at December 31, 2018. At the date these consolidated financial statements are authorized for use, no events have occurred after the balance sheet date that would influence the evaluation of these consolidated financial statements.

Notes to the Financial Statements	47

Transactions with VISEN in 2018 relate to the grant of three exclusive licenses, whereby the Company has received non-cash consideration in form of 40,000,000 shares in VISEN in return, reflecting a fair value of $40 million.

In the consolidated financial statements for 2018, €10.5 million was recognized as license income in the profit or loss, and €6.9 million is recognized as contract liabilities (deferred income) in the consolidated statement of financial position. Please refer to note 4 and note 15.

There are no trade balances held relating to VISEN at December 31, 2018. Similarly, no loans have been granted to or obtained from VISEN, respectively.

The Parent Company does not hold any associates.

Note 13 – Share Capital

The share capital of Ascendis Pharma A/S consists of 42,135,448 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

	2018	2017	2016	2015	2014
Changes in share capital
Beginning of year	36,984,292	32,421,121	25,128,242	16,935,780	10,801,948
Increase through cash contribution	5,151,156	4,563,171	7,292,879	8,192,462	6,133,832

End of year	42,135,448	36,984,292	32,421,121	25,128,242	16,935,780

Note 14 – Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange rate differences relating to the translation of the results and net assets of our foreign operations and associate from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Notes to the Financial Statements	48

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Note 15 – Contract Liabilities

Deferred income was €6.9 million (Parent Company: €249 thousand) and €0 million (Parent Company: €390 thousand), for the financial years ended December 31, 2018 and 2017, respectively, and relate to partially satisfied performance obligations due to our ongoing research and development of licensed product candidates.

The majority of the deferred income relating to partially satisfied performance obligations recognized at December 31, 2018, are expected to be recognized as revenue in 2019.

Note 16 – Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment (minimum lease payments) under operating leases was:

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Within 1 year	4,220	2,951	2,077	1,226
Within 1 to 5 years	11,798	12,485	7,881	7,082
After 5 years	3,609	3,957	3,609	3,957

Total Commitments held under operating leases	19,627	19,393	13,567	12,265

Lease arrangements regarding our premises are subject to extension options, providing us with the right (not obligation) to extend the lease after the initial term. Other than already exercised extension options, no extension options are deemed reasonably certain to be exercised at December 31, 2018.

Total expenses under operating leases were €2.7 million and €1.6 million for the financial years ended December 31, 2018 and 2017, respectively.

For the Parent Company, total expenses under operating leases were €1,095 thousand and €563 thousand for the financial years ended December 31, 2018 and 2017, respectively.

Of other contractual commitments, the Company and the Parent Company has entered into service contracts of various lengths in respect of research and development, IT- and facility related services. Costs relating to the contracts are recognized as services are received.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its three wholly-owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S and Ascendis Pharma Growth Disorders A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2020. Ascendis Pharma Endocrinology Division A/S reported a negative equity of €207.8 million as per December 31, 2018, Ascendis Pharma Bone Diseases A/S reported a negative equity of €45.0 million as per December 31, 2018, and Ascendis Pharma Growth Disorders A/S, reported a negative equity of €38.4 million

Notes to the Financial Statements	49

as per December 31, 2018, compared to €148.6 million, €25.2 million, and €23.0 million, respectively, for the year ended December 31, 2017. Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Note 17 – Financial Risk Management and Financial Instruments

Our financial assets and liabilities comprise the following;

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Financial assets
Receivables from group enterprises	—	—	348,669	207,339
Deposits	1,158	293	937	133
Trade receivables	6	188	—	—
Cash and cash equivalents	277,862	195,351	251,781	181,540

Financial assets measured at amortized costs	279,026	195,832	601,387	389,012
Financial liabilities
Trade payables	19,740	17,434	9,668	9,875
Payables to group enterprises	—	—	17,496	10,445

Financial liabilities measured at amortized costs	19,740	17,434	27,164	20,320

The carrying amounts of the financial assets and financial liabilities are estimated being in line with the fair value due to the short-term nature of the balances and transactions between group enterprises being based on arm’s length principles.

Capital Management

We manage our capital to ensure that all group enterprises will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any external debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As we do not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter or trade financial instruments for speculative purposes.

Notes to the Financial Statements	50

Market Risk

Our activities primarily expose our group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

Our foreign exchange rate risks are unchanged to prior year. We are exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone. Future milestone payments, which we are entitled to upon meeting underlying thresholds, are dominated in US Dollar. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October 2016, September 2017 and February 2018 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars (USD), British Pounds (GBP), and Danish Kroner (DKK). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short time-frame.

The following table details our sensitivity to a 10% increase and decrease in EUR against USD and GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. A positive number indicates an increase in profit and equity before tax, while a negative number indicates opposite. We believe the sensitivity analysis is representative of the inherent foreign exchange risk associated with our operations.

Consolidated	Nominal position (EUR’000)	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
2018
USD/EUR	178,308	10%	17,831	17,831
GBP/EUR	(816)	10%	(82)	(82)
2017
USD/EUR	183,362	10%	18,336	18,336
GBP/EUR	1,163	10%	116	116

Notes to the Financial Statements	51

Parent	Nominal position (EUR’000)	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
2018
USD/EUR	179,893	10%	17,989	17,989
GBP/EUR	(264)	10%	(26)	(26)
2017
USD/EUR	175,391	10%	17,539	17,539
GBP/EUR	(624)	10%	(62)	(62)

Interest Rate Risk Management

As we have no interest-bearing debt to third parties, derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at December 31, 2018 or December 31, 2017, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

Our maximum exposure to credit risk primarily relates to our cash and cash equivalents. The credit risk on cash and cash equivalents is limited because the counterparties, holding significant deposits, are banks with high credit-ratings assigned by international credit-rating agencies.

The banks are reviewed on a regularly basis and our deposits may be transferred during the year to mitigate credit risk.

We have considered the risk of Expected Credit Loss over our cash deposits, including the hypothetical impact arising from the probability of default (past due with 90 days) considering in conjunction with the expected loss given default from banks with similar credit rating and attributes. Our assessment did not reveal an expected material impairment loss, and accordingly we have made no provision for bank deposits.

Additionally, the Parent Company is exposed to credit risk over receivables from group enterprises. While the Group is managed and operated as one business unit, the Parent Company’s credit risk management includes regular assessments of counterpart risk. Since the counterpart risk depends on the progress of each development project, their ability to generate future cash flows to repay the outstanding balances have been assessed at December 31, 2018. No allowance for expected credit loss have been recognized at December 31, 2018 (2017: 0). Please also refer to Note 3.

Notes to the Financial Statements	52

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due. We do not hold any long-term interest-bearing debt, and accordingly all financial liabilities fall due within 12 months.

Historically we have addressed the risk of insufficient funds through proceeds from our series D financing, our IPO, and our follow-on public offerings. The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

Note 18 – Related Party Transactions

	Consolidated		Parent
	2018	2017	2018	2017
	(EUR’000)
Group enterprises:
Sale of services	—	—	24,261	20,022
License income	—	—	1,640	1,665
Milestone expense	—	—	—	(100)
License expense	—	—	(100)	(100)
Purchase of services	—	—	(27,329)	(17,412)
Interest income	—	—	6,553	3,660
Interest expenses	—	—	(272)	(215)

Total transactions with related parties	—	—	4,753	7,520

Outstanding balances with our Group enterprises are specified in the statement of financial position of the parent company, and carry interest on an arm’s length principle. While neither of the group enterprises generate revenue, no repayment schedules have been negotiated. The statement of profit or loss for the parent company include the above transactions and funding of research and development activities.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Notes to the Financial Statements	53

Note 19 – Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Entities affiliated with RA Capital Management, LLC, USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with Vivo Capital, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 20 – Subsequent Events

On March 5, 2019, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, and Evercore Group L.L.C., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,166,667 ADSs to the Underwriters (the “March 2019 Offering”). The ADSs were sold at a public offering price of $120.00 per ADS and were purchased by the Underwriters from the Company at a price of $112.80 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 625,000 additional ADSs at the public offering price, less the underwriting commissions. On March 11, 2019, the Underwriters exercised their option in full to purchase the additional 625,000 ADSs.

On March 14, 2019, the March 2019 Offering closed and the Company completed the sale and issuance of an aggregate of 4,791,667 ADSs. The Company received net proceeds from the March 2019 Offering of approximately $539.8 million, or €476.9 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of these financial statements.